Filed Pursuant to Rule 424(b)(3)
Registration No. 333-283571
JLL INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 2 DATED AUGUST 1, 2025
TO THE PROSPECTUS DATED JUNE 6, 2025

This supplement No. 2 is part of the prospectus of JLL Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 2 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the status of our share repurchase plan;
•an update to the “Federal Income Tax Considerations” section of the prospectus; and
•the recent share pricing information.
Share Repurchase Plan Status
During the period from July 1, 2025 through July 31, 2025, we redeemed 3,627,611 shares for a total of approximately $41,285,000 pursuant to our share repurchase plan. We honored 100% of all redemption requests received. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from July 1, 2025 through September 30, 2025 are limited to approximately $124,599,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.
Updates to our Prospectus

The following supplements the discussion contained under the heading “Federal Income Tax Considerations” in the prospectus.

The One Big Beautiful Bill Act

On July 4, 2025, President Trump signed into law the legislation known as the One Big Beautiful Bill Act, or the OBBBA. The OBBBA made significant changes to the U.S. federal income tax laws in various areas. Among the notable changes, the OBBBA permanently extended certain provisions that were enacted in the Tax Cuts and Jobs Act of 2017, most of which were set to expire after December 31, 2025. Such extensions included the permanent extension of the 20% deduction for “qualified REIT dividends” for individuals and other non-corporate taxpayers as well as the permanent extension of the limitation on non-corporate taxpayers using “excess business losses” to offset other income. The OBBBA also increased the percentage limit under the REIT asset test applicable to taxable REIT subsidiaries, or TRSs, from 20% to 25% for taxable years beginning after December 31, 2025. As a result, for taxable years beginning after December 31, 2025, the aggregate value of all securities of TRSs held by a REIT may not exceed 25% of the value of its gross assets.

You are urged to consult with your tax advisors with respect to the OBBBA and its potential effect on an investment in our common stock.

Future Tax Legislation

Future changes to the tax laws are possible. There can be no assurance that future tax law changes will not increase income tax rates, impose new limitations on deductions, credits, or other tax benefits, or make other changes that may adversely affect our business, cash flows, or financial performance or the tax impact to you of an investment in our common stock.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from July 1 to July 31, 2025, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
July 1, 2025	$11.36	$11.38	$11.40	$11.37	$11.36
July 2, 2025	$11.37	$11.38	$11.40	$11.38	$11.36
July 3, 2025	$11.37	$11.38	$11.40	$11.38	$11.36
July 7, 2025	$11.37	$11.39	$11.40	$11.38	$11.37
July 8, 2025	$11.37	$11.39	$11.40	$11.38	$11.37
July 9, 2025	$11.37	$11.39	$11.40	$11.38	$11.37
July 10, 2025	$11.37	$11.39	$11.40	$11.38	$11.37
July 11, 2025	$11.37	$11.39	$11.41	$11.38	$11.37
July 14, 2025	$11.37	$11.39	$11.41	$11.39	$11.37
July 15, 2025	$11.37	$11.39	$11.41	$11.39	$11.37
July 16, 2025	$11.38	$11.39	$11.41	$11.39	$11.38
July 17, 2025	$11.37	$11.39	$11.41	$11.39	$11.37
July 18, 2025	$11.38	$11.39	$11.41	$11.39	$11.38
July 21, 2025	$11.38	$11.40	$11.41	$11.39	$11.38
July 22, 2025	$11.37	$11.39	$11.41	$11.39	$11.37
July 23, 2025	$11.37	$11.39	$11.41	$11.39	$11.37
July 24, 2025	$11.37	$11.39	$11.41	$11.39	$11.37
July 25, 2025	$11.37	$11.39	$11.41	$11.39	$11.38
July 28, 2025	$11.38	$11.40	$11.42	$11.40	$11.38
July 29, 2025	$11.38	$11.40	$11.42	$11.40	$11.39
July 30, 2025	$11.38	$11.40	$11.42	$11.40	$11.39
July 31, 2025	$11.38	$11.41	$11.42	$11.40	$11.39
(1)     Shares of Class D common stock are currently being offered pursuant to a private placement offering.
Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each publicly offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.